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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 March 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	16 March 2004
Number	15/04

BHP BILLITON APPOINTS PRESIDENT GAS AND POWER

BHP Billiton announced today the appointment of Rebecca McDonald as President Gas and Power and a member of the BHP Billiton Executive Committee. In this role Ms McDonald will have responsibility for the development and implementation of BHP Billiton's gas marketing and commercialisation strategy and will report to Phil Aiken, Group President Energy.

Ms McDonald has over 20 years experience in the energy industry, including from 1993 to 1995 as Group Vice President, Amoco Corporation, responsible for Amoco's world-wide natural gas commercialisation and North American natural gas liquids business, and from 1995 to 1999 as President and Chief Executive Officer of Amoco Energy Development Corporation, responsible for the development of equity interests in international natural gas and power production operations. Most recently, Ms McDonald was employed as President, Houston Museum of Natural Science and prior to this was Chairman and Chief Executive Officer of Enron Global Assets, responsible for the growth and operations of their asset portfolio throughout Asia, Africa and South America.

Commenting on the appointment, Mr Aiken said: "We are delighted to welcome Rebecca to BHP Billiton's management team. Rebecca's knowledge of the oil and gas markets throughout the world is ideal for this role as we further develop our gas marketing and commercialisation strategy in North America, Europe and the Asia Pacific region."

Ms McDonald is due to take up her appointment on 29 March 2004.

Biographical details of Ms McDonald are attached.

BACKGROUND INFORMATION

Ms Rebecca McDonald

Rebecca McDonald was appointed President Gas and Power and a member of the BHP Billiton Executive Committee on 16 March 2004.

Prior to joining BHP Billiton, Ms McDonald served as President of the Houston Museum of Natural Science having been on the board of trustees for a period of five years.

From 1999 to May 2001, Ms McDonald, as Chairman and Chief Executive officer of Enron Global Assets, was responsible for the development, construction and operation of Enron's asset portfolio throughout Asia, Africa and South America. These operations included natural gas and liquids pipelines, gas and electricity distribution companies, power plant and gas processing facilities.

From June 1993 to February 1999, Ms McDonald was employed by Amoco Corporation, initially as Group Vice President, responsible for Amoco's natural gas commercialisation world-wide, North American natural gas liquids business and establishing their North America trading operations. In 1995, Ms McDonald was appointed President and Chief Executive Officer of Amoco Energy Development Company and added to her responsibilities the development of equity interests in international natural gas and power operations. During her time at Amoco, Ms McDonald oversaw the completion of more that US$10 billion of projects world-wide.

Ms McDonald started her career in the energy industry in 1981. Ms McDonald currently serves as an independent director for Granite Construction Company, Trammell Crow Company, Eagle Global Logistics and Noble Energy, Inc.

CAREER

President, Houston Museum of Natural Science 2001-2004; Chairman and Chief Executive Officer, Enron Global Assets 1999-2001; President and Chief Executive Officer, Amoco Energy Development Company 1995-1999; Group Vice President, Amoco Corporation 1993-1995; President, Tenneco Energy Services 1991-1993; Vice President Strategic Planning, Tenneco Gas Company 1990-1991; Vice President and General Manager, Panhandle Trading Company 1983-1990; Panhandle Eastern 1980-1983; Fluor Corporation 1974-1979.

PERSONAL

Bachelor of Science, Stephen F. Austin University, USA

JP MorganChase, Regional Advisory Board

Served on the U.S. Clean Air Act Advisory Committee

Married, one child.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 16 March 2004